Exhibit 17.1

VIA ELECTRONIC MAIL

Friday, February 24, 2006

Subject: Role of David Tomanek in Nano Chemical Systems

Dear Jim:

Please consider this as a notification that I wish to resign my board seat.

Please advise me of the address of Nano Chemical Systems, where I could mail in such a resignation.

In particular, I am disturbed by three things:

1. It is still unclear to me, which (if any) function I hold in Nano Chemical Systems. I believe I became member of the Board of Directors of Nano Chemical Systems early 2005. An apparent major legal step, associated with a questionnaire from a law firm, appears to have been undertaken without my approval in October 2005.

2. To this date, the company has not fulfilled any of its commitments towards me regarding financial compensation for my scientific consulting services.

3. It appears my name is being used to provide credibility to products of Nano Chemical Systems that I am unaware of.

Whatever association you believe exists between myself and Nano Chemical Systems should herewith be considered as dissolved. In particular, I ask that my name no longer be used in press releases and advertisements on behalf of Nano Chemical Systems.

Sincerely yours,

/s/ David Tomanek
Dr. David Tomanek, Professor of Physics
Physics and Astronomy Department
4231 Biomedical and Physical Sciences Bldg.
Michigan State University
East Lansing, MI 48824-2320, USA